
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2020

Douglas Lindsay
Chief Executive Officer
The Aaron's Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3182

> **Re: The Aaron's Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed November 12, 2020**
> **File No. 001-39681**

Dear Mr. Lindsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B

Exhibit 99.1
Reasons for the Separation, page 6

1. We note your revised disclosure in this section. If known, please revise to include the amount of unpaid separation and distribution costs that Aaron's SpinCo will be obligated to pay after the effective time of the distribution. Also, please revise to include the dollar amount of the transfer of cash to Parent.

Certain Relationships and Related Party Transactions, page 129

2. We note your response to our prior comment 6 in our letter dated October 5, 2020. Please advise whether the approximate dollar amount involved in each transaction is known, and if so, please disclose that information in this section.

<u>Security Ownership of Certain Beneficial Owners and Management, page 142</u>

3.   You disclose that 34,023,090 shares of common stock are expected to be outstanding, based on 68,046,180 shares of Parent common stock outstanding on November 6, 2020, excluding treasury shares and assuming no exercise of Parent options, and applying the distribution ratio. Please reconcile these amounts to the amounts disclosed on page 144 and elsewhere throughout the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert J. Leclerc, Esq.